SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K May 19th, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

US affiliate of Novartis strongly disputes claims of past discrimination in the US

•                  The Novartis US affiliate, Novartis Pharmaceuticals Corporation (NPC), is committed to active and progressive policies and programs supporting the advancement of women in the sales force

•                  NPC continues to promote a diverse and inclusive environment that fosters the career goals of all employees

East Hanover, NJ, May 19, 2010 – Novartis Pharmaceuticals Corporation (NPC), a US subsidiary of Novartis AG, strongly disputes the claims of past discrimination in the sales force during the period of 2002 to 2007.

The jury decided against the Novartis US affiliate on plaintiffs’ pay, promotion and pregnancy claims, awarding USD 3.3 million in compensatory damages for testifying witnesses and USD 250 million in punitive damages.

“We are disappointed in the jury’s verdict. For more than ten years the company has developed and implemented policies setting high standards with regards to diversity and inclusion for the development of our employees,” said Andy Wyss, Head of Pharma North America and President of Novartis Pharmaceuticals Corporation. “Since 2007 our Diversity and Inclusion programs and activities have even further increased and become an essential part of our culture and way of working. These actions have resulted in frequent recognition over the last ten years by external groups of NPC as a company committed to a diverse and inclusive environment that fosters the career goals and advancement of all employees. NPC is proud of and remains committed to its diversity efforts.”

NPC has been publicly recognized ten years in a row by Working Mother magazine as one of the top 100 companies for working mothers, and since 2005, DiversityInc magazine has named NPC to The DiversityInc Top 50 Companies for Diversity® list.

NPC supports 16 Employee Resource Groups, including the field-based “Women in Leadership” group, which supports the advancement of women in the sales force. The Company invests in external programs that support and encourage the advancement of women, such as the YWCA of Central Jersey Tribute to Women in Industry (TWIN), and the Healthcare Businesswoman’s Association (HBA), which provide professional forums for the development of women in leadership roles.

NPC maintains comprehensive and generous Short-Term Disability and Family Care Leave policies that provide up to 26 weeks of paid short-term disability leave during and after pregnancy, and 12 weeks of unpaid family career leave following the birth of a child. Company benefits also include options for job shares, part-time and flex-time positions, as well as Employee Assistance Programs to assist with child care needs.

Several members of the class voluntarily testified on the Company’s behalf about their positive work experiences and the corporate culture they observed to be very supportive of women. However, the class was certified in such a way that these members were not given the opportunity to opt-out of the lawsuit. Velez v. NPC was filed in 2004 and certified as a class action in 2007.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “committed”, “continues to”, or similar expressions, or by express or implied discussions regarding the potential outcome of any appeal which may be filed in the litigation which is the subject of this press release. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that NPC would be successful in any appeal which may be filed in the litigation which is the subject of this release. In particular, management’s expectations could be affected by, among other things, the inherent unpredictability of the litigation process, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis Pharmaceuticals Corporation researches, develops, manufactures and markets innovative prescription drugs used to treat a number of diseases and conditions, including cardiovascular, dermatological, central nervous system, bone disease, cancer, organ transplantation, psychiatry, infectious disease and respiratory. The company’s mission is to improve people’s lives by pioneering novel healthcare solutions.

Located in East Hanover, New Jersey, Novartis Pharmaceuticals Corporation is an affiliate of Novartis AG, which provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com

Anna Frable

Novartis Pharma Communications

+1 862 778 5388 (direct)

+1 732 673 5262 (mobile)

anna.frable@novartis.com

Pam McKinlay

Novartis Corporate Communications

+1 212 830 2465 (direct)

+1 862 221 0151 (mobile)

pamela.mckinlay@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 3769	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: May 19th, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting